FirstEnergy Corp. (FE)

Voluntary submission by John Chevedden, P.O. Box 2673, Redondo Beach, California 90278

Shareholder, FirstEnergy Corp.

Shareholder Alert

Please vote for Proposals 4, 5 and 6

These are the most important items on the ballot because they are the only Board of Directors items on the ballot facing a serious prospect of defeat.

It is not often that a shareholder needs to throw his support to Board of Directors proposals on the ballot.

However these 3 items are in danger of defeat because each item needs an 80% vote from every last forgotten share of FirstEnergy stock in the attic.

So far there seems to be no sign that the FirstEnergy board of Directors is as interested in avoiding defeat on these 3 ballot as one shareholder is.

4. Approve a Management Proposal to Amend the Company’s Amended Articles of Incorporation and Amended Code of Regulations to Replace Existing Supermajority Voting Requirements with a Majority Voting Power Threshold as Permitted under Ohio Law

5. Approve a Management Proposal to Amend the Company’s Amended Articles of Incorporation and Amended Code of Regulations to Implement a Majority Voting Standard for Uncontested Director Elections

6. Approve a Management Proposal to Amend the Company’s Amended Code of Regulations to Implement Proxy Access

If you do not feel that the FirstEnergy Board is showing enough enthusiasm in avoiding defeat on these 3 ballot items you can withhold your vote from Michael Anderson

Chairman of the Corporate Governance Committee.

You can change your vote before the meeting if Mr. Anderson makes it clear that he is working hard to avoid defeat on these 3 Board ballot items.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote for Proposals 4, 5  and 6 by following the instructions provided in the management proxy mailing.